Exhibit 8.2

January 27, 2021

Boards of Directors

Marathon Bank (the “Bank” or “Mutual Savings Bank”)

Marathon MHC (the “Mutual Holding Company” or “MHC”)

Marathon Bancorp, Inc. (the “Holding Company” or “Mid-Tier Holding Company”)

Marathon Bank (the “Stock Bank”)

500 Scott Street

Wausau, Wisconsin 54403

RE: Wisconsin Income and Franchise Tax Consequences of Mutual Holding Company Reorganization

To the Members of the Boards of Directors:

Scope of Opinion

We have been requested by Marathon Bank, a Wisconsin-chartered mutual savings bank (the “Bank” or “Stock Bank”, as the context requires), Marathon MHC, a Wisconsin-chartered mutual holding company (“MHC”), and Marathon Bancorp, Inc., a Maryland stock corporation and subsidiary holding company (“Holding Company”), to express our opinion concerning certain material Wisconsin income and corporate franchise tax consequences relating to the reorganization of the Bank from a mutual savings bank to a stock bank subsidiary of a mid-tier holding company in the mutual holding company structure with a contemporaneous stock issuance by the Holding Company (all steps in such reorganization are collectively referred to herein as the “Reorganization”), pursuant to the Plan of Reorganization of Marathon Bank from a Mutual Savings Bank to a Mutual Holding Company, dated December 9, 2020 (the “Plan of Reorganization”).

In rendering our opinion, we have relied on the facts, assumptions, and federal income tax conclusions set forth in the Plan of Reorganization and the Federal Income Tax Consequences of Mutual Holding Company Reorganization (“Federal Tax Opinion”) issued by Luse Gorman, PC on January 27, 2021. We have reasonably assumed these facts to be complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion. If any of the facts, assumptions, or federal income tax conclusions in the Plan of Reorganization or the Federal Tax Opinion are inaccurate or incorrect, the opinion we express herein may require modification. Any terms used herein, unless otherwise defined, will have the same meaning as set forth in the Plan of Reorganization or in the Federal Tax Opinion.

We have not considered any non-income tax or state, local, or foreign income tax consequences other than the Wisconsin Corporate Franchise Tax. Therefore, but for purposes of the Wisconsin Corporate Franchise Tax, we do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities affecting, or otherwise having a bearing on, any other state, local, or foreign tax issues. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In connection with our opinion, we have examined originals or copies, certified or otherwise, of the Plan of Reorganization and other documents that we deemed necessary or appropriate to enable us to render the opinion. We have assumed conformity to the originals of all documents submitted to us as copies. We have also relied upon the assumptions that:

(i)	all signatures are genuine and all documents submitted to us, both originals and copies, are authentic,
(ii)	each document examined by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect, and has not been or will not be amended or modified in any respect,
(iii)	all parties to the documents at all times had and will have full corporate power, authority, and capacity to enter into, execute, and perform all obligations under those documents, and to observe and perform the terms and conditions thereof, and
(iv)	the factual matters, statements, and recitations contained in the documents are accurate, true, and complete.

Any written tax advice provided as part of this engagement is not intended and should not be construed or interpreted to be a Covered Opinion as defined in Section 10.35 of Circular 230 ("Covered Opinion").

Pursuant to the rules of professional conduct set forth in Circular 230, as promulgated by the United States Department of the Treasury, nothing contained in this communication was intended or written to be used by any taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer by the Internal Revenue Service or the Wisconsin Department of Revenue, and it cannot be used by any taxpayer for such purpose. No one, without our express prior written permission, may use or refer to any tax advice in this communication in promoting, marketing, or recommending a partnership or other entity, investment plan or arrangement to any other party.

PROPOSED TRANSACTION

On December 9, 2020, the Board of Directors of the Bank unanimously adopted the Plan of Reorganization. For what are represented to be valid business purposes, the Bank’s Board of Directors has decided to convert to a mutual holding company structure pursuant to applicable statutes. The following steps are proposed:

(i)	The Bank will organize a Wisconsin-chartered interim stock savings bank as a wholly-owned subsidiary (“Interim One”);
(ii)	Interim One will organize a Wisconsin-chartered interim stock savings bank as a wholly-owned subsidiary (“Interim Two”);
(iii)	Interim One will organize the Holding Company as a wholly-owned subsidiary;
(iv)	The Bank will convert to stock form by amending and restating its articles of incorporation to Wisconsin stock savings bank articles of incorporation and thereby become the Stock Bank (the “F Reorganization”), and Interim One will become the wholly-owned subsidiary of the Stock Bank. In the F Reorganization, members of the Bank will constructively exchange their ownership interests (consisting of liquidation rights and limited voting rights) in the Bank for ownership interests (consisting of liquidation rights and limited voting rights) in the MHC;
(v)	The shares of common stock of Interim One will be cancelled and Interim One will exchange its articles of incorporation for Wisconsin mutual holding company articles of incorporation to become the MHC;
(vi)	Simultaneously with steps (iv) and (v), Interim Two will merge with and into the Stock Bank, with the Stock Bank as the resulting subsidiary of the MHC, and all of the initially issued stock of the Stock Bank will be transferred to the MHC by the Stock Bank members in exchange for liquidation rights in the MHC (the “§351 Transaction”);
(vii)	The MHC will contribute the capital stock of the Stock Bank to the Holding Company, and the Stock Bank will become a wholly-owned subsidiary of the Holding Company; and

(viii)	Contemporaneously with the Reorganization described above, the Holding Company will offer less than 50% of its outstanding shares of Common Stock in the Subscription Offering and, if applicable, the Community Offering (steps (vii) and (viii) are referred to herein as the “Secondary §351 Transaction”).

Effect of Misstatement of, or Changes in, Facts, Assumptions or Representations

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

Opinion

You have provided us with a copy of the Federal Tax Opinion regarding the Plan of Reorganization in which Luse Gorman, PC has opined that the various proposed transactions to be undertaken as part of the Plan of Reorganization will be treated for federal income tax purposes as “reorganizations” within the meaning of §368(a)(1) or “property transfers” under §351 of the Internal Revenue Code of 1986, as amended. Our opinion regarding the Wisconsin income and franchise tax consequences related to the Plan of Reorganization adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion. Our opinion assumes that the ultimate federal income tax consequences of the Plan of Reorganization will be those as described in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Wisconsin income and franchise tax effects of the Plan of Reorganization.

1.	It is more likely than not that the federal tax treatment of the Plan of Reorganization (as outlined in the Federal Tax Opinion under the headings F Reorganization, §351 Transaction, and Secondary §351 Transaction) will be respected in determining the computation of Wisconsin taxable income of the Bank, MHC, Holding Company, and Stock Bank.

2.	It is more likely than not that the federal tax treatment of the Plan of Reorganization (as outlined in the Federal Tax Opinion under the headings F Reorganization, §351 Transaction, and Secondary §351 Transaction), including receipt of subscription rights and/or liquidation interests by Depositors, Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members will be respected in determining the computation of Wisconsin taxable income of the Depositors, Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members who are otherwise required to file a Wisconsin corporate or personal income tax return.

3.	It is more likely than not that the federal tax treatment of the Plan of Reorganization, including the tax basis and holding period of the Common Stock, will be respected in determining the computation of Wisconsin taxable income of the Stockholders who acquire Common Stock in the Stock Offering.

Limitations on Opinion

Our opinion, dated as of January 27, 2021, is based upon the current provisions of Chapter 71 of the Wisconsin Statutes, Chapter 2 of the Wisconsin Administrative Code - Wisconsin Department of Revenue, Wisconsin Department of Revenue published tax releases, existing Wisconsin court decisions, and the applicable references to federal tax law, any of which could be changed.1 Any changes made in the future may be retroactive and could significantly modify the statements and opinions expressed below. In addition, any changes to the stated facts and assumptions upon which this opinion is based could affect our conclusions. This opinion is as of the date indicated. We disclaim any obligation to advise you of any change in the matters considered herein after the date of the opinion letter.

1 Unless specifically noted, all “section” references are to the Internal Revenue Code of 1986, as amended, and the Treasury regulations issued thereunder.

Our opinion is not binding on the Wisconsin Department of Revenue, and there can be no assurance that the Wisconsin Department of Revenue will not take a position contrary to the conclusions reached in the opinion.  In the event of such disagreement, there can be no assurance that the Wisconsin Department of Revenue would not prevail in a judicial proceeding.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues.  It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material Wisconsin income and franchise tax consequences to the Bank, MHC, the Holding Company, the Stock Bank, Depositors, Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members of the transaction as described herein; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the Wisconsin income and franchise tax consequences and our Wisconsin tax opinion may differ from what is contained herein.  If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Wisconsin income and franchise tax consequences, if any.  We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any of the facts, assumptions or representations occurring after the date of this letter.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Bank’s Notice of Intent to Convert, as filed with the Federal Deposit Insurance Corporation, as an exhibit to the Holding Company’s Application on Form FR Y-3, as filed with the Board of Governors of the Federal Reserve System, and as an exhibit to the Holding Company’s Registration Statement on Form S-1, as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in such filings under the captions “The Reorganization and Offering – Material Income Tax Consequences” and “Legal and Tax Matters,” and to the summarization of our opinion in such Prospectus.

Very truly yours,

BONADIO & CO., LLP